

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

> **Re: Kratos Defense & Security Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 26, 2010**
> **Filed November 5, 2010**
> **File No. 001-34460**

Dear Ms. Lund:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ John Zitko for
Larry Spirgel
Assistant Director